Exhibit 12.2

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2010		2009		2008	2007	2006

Portion of rentals representing interest	$32		$26		$33	$32	$44
Capitalized interest	16		15		14	7	3
Other interest and fixed charges	211		170		179	135	123

Total fixed charges (A)	$259		$211		$226	$174	$170

Earnings-pretax income with applicable adjustments (B)	$(141)		$(1,592)		$3,203	$1,305	$1,884

Ratio of (B) to (A)	(b	)	(a	)	14.17	7.50	11.08

(a)	Earnings did not cover fixed charges by $1,803 million.
(b)	Earnings did not cover fixed charges by $400 million.